Exhibit 99.3

                              Contact Information:

                              Ed Babcock
                              Hyperion Communications
                              814-274-9830

FOR IMMEDIATE RELEASE


HYPERION TELECOMMUNICATIONS, INC. AND ITS OPERATING COMPANIES ANNOUNCE THIRD QUARTER RESULTS

Coudersport, PA - February 9, 1999

John J. Rigas, Chairman of Adelphia Communications Corporation ("Adelphia") (NASDAQ NNM: ADLAC) and Hyperion Telecommunications, Inc. ("Hyperion" or "the Company") (NASDAQ NNM: HYPT) reported results of operations for Hyperion and its Operating Companies (defined in footnote) for the third quarter which ended on December 31, 1998.

Due to the recently announced purchase of its partners' interests in the Jacksonville, FL, Richmond, VA and Wichita, KS markets, Hyperion's and its consolidated subsidiaries operating results are presented on both an adjusted generally accepted accounting principles ("GAAP") basis (Exhibit A below) and in accordance with historical GAAP (Exhibit B below). Adjusted GAAP reflects Hyperion's consolidated results of operations adjusted for the results of operations of all Operating Companies for which the Company acquired or will acquire the outstanding partnership interests (a "roll-up"). Adjusted GAAP results of operations are presented as if Hyperion consolidated these Operating Companies during the entire periods presented. The Company will include operating results in accordance with GAAP in its Form 10-Q, which will be filed with the SEC by February 16, 1999.

Third quarter results saw adjusted GAAP revenue increase 144% to $19,562,000 over the same quarter in the prior fiscal year. The increase in revenues for the third quarter was primarily due to the continued expansion of the Company's customer base and its success in the deployment of switched services as a result of the retail end user strategy adopted by the Company. During the December 1998 quarter, the Operating Companies sold 39,726 additional access lines, bringing total sales to 133,686 access lines as of December 31, 1998. (The Company counts access lines on a one for one basis, irrespective of the number of telephone sets in use through trunks into a PBX; that is, no multipliers are used.) Installed lines also increased 32,871 during the December 1998 quarter, bringing total installed access lines to 110,005 at December 31, 1998, approximately 63% of which are provisioned completely on the Company's network (on-net lines).

Third quarter adjusted GAAP gross margin was $11,545,000, or 59% of sales as compared to $4,547,000, or 57% of sales for the same quarter in the prior fiscal year. The strong gross margin performance was due to a combination of high margin on-net business customers with access lines and high margin dedicated access revenues from each of the markets consolidated from the three pending roll-ups.

Third quarter adjusted EBITDA loss was $6,728,000 as compared to $1,304,000 for the same quarter in the prior fiscal year. The EBITDA loss was in line with the Company's expectations, and was due primarily to increased selling, general, and administrative expenses as a result of the ramp up in direct sales and marketing distribution channels and to increased costs associated with the Company's network expansion efforts.

Third quarter adjusted GAAP net loss applicable to common stockholders was $39,585,000 or ($0.71) per share as compared to $30,605,000 or ($0.88) per share for the same quarter in the prior fiscal year and $32,393,000 or ($0.58) per share for the September 1998 quarter. The increase in adjusted GAAP net loss for the third quarter was due primarily to the above mentioned increase in selling, general and administrative expenses, increased depreciation and amortization expenses and increased preferred stock dividends associated with the Company's financing activities. In particular, depreciation and amortization increased substantially due to the significant capital investment the Company has made and the consolidation of the Operating Companies involved in the pending roll-ups.

During the third quarter, the Company and its Operating Companies invested $54,179,000 in capital expenditures, of which Hyperion's adjusted GAAP share was $39,584,000. As of December 31, 1998, total gross property, plant and equipment of the Company and its consolidated subsidiaries on an as adjusted GAAP basis was approximately $573,359,000.

As of December 31, 1998, adjusted for the three pending roll-ups, Hyperion's proportionate share of the gross, property, plant and equipment of the Company and the Operating Companies was approximately 90%. Proportionate share reflects the collective sum of Hyperion and Hyperion's economic interest in each of the Operating Companies it owns and manages at Hyperion's ownership percentage as of December 31, 1998 (adjusted for the three pending roll-ups). As of December 31, 1998, the Operating Companies had approximately 5,988 local route miles and 279,705 local fiber miles. The Company had customers located in approximately 6,460 buildings of which 1,748 buildings were connected with Company owned fiber. To date, 20 Lucent 5ESS switches or remote switching modules have been installed to provide local telephone service with eight additional regional super switches planned for operation during 1999.

Hyperion Communications, is a majority owned subsidiary of Adelphia Communications Corporation that provides integrated communications services to business customers through its state-of-the-art fiber optic communications network. By the year 2001, Hyperion will serve most cities in the eastern half of the United States through the interconnection of its 46 existing markets with more than 50 new markets, creating a single fiber optic backbone network. This fully redundant, 16,000-mile local and long-haul fiber optic network will support Hyperion's full line of communication service offerings, including local and long distance voice services, messaging, high-speed data and Internet services. For more information on Hyperion, visit the company's web site at http://www.hyperioncom.net.

Exhibit A that follows sets forth the adjusted GAAP operating results for Hyperion and consolidated subsidiaries, adjusted for the completed and pending roll-up transactions, for the three and nine months ended December 31, 1997 and 1998, respectively.


         Exhibit B that follows sets forth the operating results in accordance with historical GAAP for Hyperion and its consolidated subsidiaries for the three and nine months ended December 31, 1997 and 1998, respectively.



         Footnote: Hyperion's Operating Companies consist of 22 networks serving 46 cities through (i) eight partnerships or limited liability companies with local partners, encompassing nine networks, (ii) 10 wholly owned subsidiaries of the Company, encompassing 11 networks, (iii) one corporation, encompassing one network, in which the Company is a minority shareholder and (iv) one company, encompassing one network, in which the Company is a majority equity holder (collectively, the "Operating Companies").



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                                                        EXHIBIT A

                              Hyperion Telecommunications, Inc. and its Operating Companies
                                           Adjusted GAAP Operating Results (a)

                                                                                   Unaudited

                                                                 Three Months Ended                Nine Months Ended
                                                                    December 31,                     December 31,
                                                                 1997           1998              1997          1998
                                                                 ----           ----              ----          ----

Operating Revenue                                             $  8,010,000   $ 19,562,000     $ 18,715,000  $ 47,336,000

Direct Operating Expenses                                        3,463,000      8,017,000        8,876,000    22,432,000
                                                           --------------------------------   ----------------------------

Gross Margin                                                     4,547,000     11,545,000        9,839,000    24,904,000

Sales, General & Administrative Expenses                         5,851,000     18,273,000       14,925,000    39,608,000
                                                           --------------------------------   ----------------------------

EBITDA (b)                                                      (1,304,000)    (6,728,000)      (5,086,000)  (14,704,000)

Depreciation & Amortization Expense                              9,765,000     14,787,000       26,633,000    39,101,000
                                                           --------------------------------   ----------------------------

Operating Loss                                                 (11,069,000)   (21,515,000)     (31,719,000)  (53,805,000)

Interest Income                                                  5,673,000      1,849,000        7,781,000    10,345,000
Interest Income - Affiliate                                         93,000      3,576,000          276,000     8,396,000
Interest Expense                                               (17,359,000)   (12,716,000)     (38,379,000)  (39,597,000)
Other Income                                                            --             --               --     1,113,000
                                                           --------------------------------   ----------------------------


Loss before Equity in Net Loss of Joint Ventures               (22,662,000)   (28,806,000)     (62,041,000)  (73,548,000)

Equity in Net Loss of Joint Ventures                            (2,149,000)    (3,495,000)      (5,078,000)   (8,998,000)
                                                           --------------------------------   ----------------------------

Loss before Extraordinary Gain on Repurchase of Debt           (24,811,000)   (32,301,000)     (67,119,000)  (82,546,000)

Extraordinary Gain on Repurchase of Debt                                --             --               --       237,000
                                                           --------------------------------   ----------------------------

Net Loss                                                       (24,811,000)   (32,301,000)    (67,119,000)   (82,309,000)

Preferred Stock Dividends                                       (5,794,000)    (7,284,000)      (5,794,000)  (21,117,000)
                                                           --------------------------------   ----------------------------

Net Loss Applicable to  Common Stockholders                   $(30,605,000)  $(39,585,000)    $(72,913,000)$(103,426,000)
                                                           ================================   ============================

Basic and Diluted Net Loss per Weighted Average Share
  of Common Stock                                             $      (0.88)  $      (0.71)    $      (2.09)$       (1.95)
                                                           ================================   ============================

Weighted Average Shares of Common Stock Outstanding             34,890,000     55,497,000       34,890,000    53,035,000
                                                           ================================   ============================


(a) Adjusted GAAP reflects Hyperion's consolidated operating results adjusted for the consolidation of certain joint ventures (Buffalo, Syracuse, New Jersey, Louisville, Lexington, Harrisburg, Richmond, Jacksonville, and Wichita) in which Hyperion has bought out or is currently in the process of buying out its partners' interests. All results of operations are presented as if all of the purchases of these joint ventures had occurred at the beginning of the periods presented.

(b) Earnings before interest, income taxes, depreciation and amortization and other income/expense ("EBITDA") and similar measures of cash flow are commonly used in the telecommunications industry to analyze and compare telecommunications companies on the basis of operating performance, leverage, and liquidity. While EBITDA is not an alternative indicator of operating performance or an alternative to cash flows from operating activities as a measure of liquidity as defined by GAAP, and while EBITDA may not be comparable to other similarly titled measures of other companies, management of the Company believes that EBITDA is a meaningful measure of performance.

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                                    EXHIBIT B

               Hyperion Telecommunications, Inc. and Subsidiaries
                 Condensed Consolidated Statements of Operations

                                    Unaudited
                                                                    Three Months Ended                Nine Months Ended
                                                                       December 31,                     December 31,
                                                                   1997            1998              1997            1998
                                                                   ----            ----              ----            ----

Revenues                                                        $  4,983,000    $  15,043,000    $    8,690,000  $  34,776,000
                                                             ----------------------------------  -------------------------------

Operating Expenses
  Network Operations                                               2,657,000        6,664,000         5,263,000     18,709,000
  Selling, General & Administrative                                3,840,000       16,518,000         9,099,000     35,341,000
  Depreciation & Amortization Expense                              3,344,000       10,708,000         7,027,000     26,671,000
                                                             ----------------------------------
                                                                                                 -------------------------------
Total                                                              9,841,000       33,890,000        21,389,000     80,721,000
                                                             ----------------------------------  -------------------------------

Operating Loss                                                    (4,858,000)     (18,847,000)      (12,699,000)   (45,945,000)

Other Income (Expense)
  Interest Income                                                  5,632,000        1,829,000         7,675,000     10,233,000
  Interest Income - Affiliate                                         93,000        3,576,000           276,000      8,395,000
  Interest Expense                                               (16,770,000)     (12,399,000)      (35,934,000)   (38,638,000)
  Other Income                                                            --               --                --      1,113,000

                                                             ----------------------------------  -------------------------------

Loss Before Equity in Net Loss                                   (15,903,000)     (25,841,000)      (40,682,000)   (64,842,000)
  of Joint Ventures

Equity in Net Loss of Joint Ventures                              (2,858,000)      (3,776,000)       (9,284,000)    (9,580,000)
                                                             ----------------------------------  -------------------------------

Loss before Extraordinary Gain on Repurchase of Debt             (18,761,000)     (29,617,000)      (49,966,000)   (74,422,000)

Extraordinary Gain on Repurchase of Debt                                  --               --                --        237,000
                                                             ----------------------------------  -------------------------------

                                                                 (18,761,000)     (29,617,000)      (49,966,000)   (74,185,000)
Net Loss

Preferred Stock Dividends                                         (5,794,000)      (7,284,000)       (5,794,000)   (21,117,000)
                                                             ----------------------------------  -------------------------------

Net Loss Applicable to Common Stockholders                      $(24,555,000) $   (36,901,000)   $  (55,760,000) $ (95,302,000)

                                                             ==================================  ===============================


Basic and Diluted Net Loss per Weighted Average
 Share of Common Stock                                          $      (0.70) $         (0.66)   $        (1.60) $       (1.80)
                                                             ==================================  ===============================

Weighted Average Shares of Common                                 34,890,000       55,497,000        34,890,000     53,035,000
                                                             ==================================  ===============================

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